Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com
+1 215 994 2510 Direct
+1 215 655 2510 Fax

March 2, 2020

VIA EDGAR

Ray Be, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS KKR Capital Corp. II

Preliminary Proxy Statement on Schedule 14A

Dear Mr. Be:

On behalf of FS KKR Capital Corp. II (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on February 28, 2020 regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 21, 2020 (the “Proxy Statement”). For your convenience, a summary of the Staff’s comments is presented in bold, italicized text below, and is followed by the Company’s responses, which include references to the changes the Company will reflect in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Commission (the “Definitive Proxy Statement”) in response to such comments. Unless otherwise indicated, all page references are to page numbers in the Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Proxy Statement.

General

1.    Please provide an explanation in plain English of the current and proposed borrowing limits.

The Company acknowledges the Staff’s comment and will update the disclosure in the Definitive Proxy Statement to include the following statement: “In general, the Company may currently borrow $1 for investment purposes for every $1 of investor equity. Under the Leverage Proposal, the Company would be permitted to borrow $2 for investment purposes for every $1 of investor equity.”

Ray Be, Esq.
March 2, 2020

2.    Please supplementally confirm that the percentages in the following sentence are correct, and if not, revise the Definitive Proxy Statement to correct such percentages: “If the Leverage Proposal is approved, the Company currently expects that it would incrementally increase leverage from (i) 225% to 200% (0.80x to 1.00x debt-to-equity), with an initial target of 220% (0.85x debt-to-equity) without giving effect to the Recapitalization Transaction and (ii) 195% to 180% (1.05x to 1.25x debt-to-equity), with an initial target of 185% (1.10x debt-to-equity) after giving effect to the Recapitalization Transaction.”

The Company acknowledges the Staff’s comment and will revise the applicable sentence in the Definitive Proxy Statement as follows: “If the Leverage Proposal is approved, the Company currently expects that it would incrementally increase leverage from (i) 225% to 200% (0.80x to 1.00x debt-to-equity), with an initial target of 220% (0.85x debt-to-equity) without giving effect to the Recapitalization Transaction and (ii) 195% to 180% (1.05x to 1.25x debt-to-equity), with an initial target of 191% (1.10x debt-to-equity) after giving effect to the Recapitalization Transaction.”

* * * * * * *

Ray Be, Esq.
March 2, 2020

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	David Manion

Stephen S. Sypherd
FS KKR Capital Corp. II